

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2010

Mr. Mark S. Casady
Chief Executive Officer and Chairman
LPL Investment Holdings Inc.
One Beacon Street
Boston, MA 02108

> **Re: LPL Investment Holdings Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 9, 2010**
> **File No. 333-167325**

Dear Mr. Casady:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We have reviewed your response to comment 1 from our letter dated July 2, 2010 and the back-up materials provided to us. Please provide us with the original source material for the following statement that appears on page 83: "In the 2010 rankings of the Top 1,000 Financial Advisors in Barron's survey, thirty-one of our advisors appear in the top 1,000 and three in the top 100."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Overview, page 31

Adjusted Net Income and Adjusted Net Income per share, page 42

2.   We have reviewed your response to comment 25 from our letter dated July 2, 2010. Please reconcile the EBITDA Adjustments line item in your reconciliation (i.e. $46,089

for the fiscal year ended December 31, 2009) to the actual adjustments made to net income to arrive at EBITDA presented earlier. Within your response please make it clear how the amortization component of purchased intangibles is treated within each reconciliation.

Quantitative and Qualitative Disclosures About Market Risk, page 71

Market Risk, page 71

3.   Please expand your disclosure to include a more detailed description of the risk limits on your trading inventory. Also, please explain who is responsible for establishing and monitoring compliance with these risk limits, and whether you exceeded risk limits at any time during the fiscal year.

Principal and Selling Stockholders, page 120

4.   We note your response to comment 43 from our letter dated July 2, 2010. Please include a specific reference in the selling stockholder table to the Form 8-K that will contain the information regarding the "Other Selling Stockholders." Please also disclose the number of "Other Selling Stockholders" that will be included in the line item.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-27

5.   In an amended filing, please include the typed signature of your independent auditor within the report.

Reportable Segment, page F-38

6.   We note your response to comment 49 from our letter dated July 2, 2010 and your conclusion that the Independent Advisor Services operating segment and the Institution Services operating segment have similar economic characteristics. Please provide us with a more detailed analysis of the inputs that you considered which enabled you to reach the conclusion that these operating segments have similar economic characteristics based upon the historical results of these segments. In your response, please provide to us the actual gross margin as a percentage of net revenue results for both of these segments for the historical period you analyzed in order to reach your conclusion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

Mr. Mark S. Casady
Chief Executive Officer and Chairman
LPL Investment Holdings Inc.
July 30, 2010
Page 3

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Julie H. Jones, Esq.
        Keith F. Higgins, Esq.